UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                             No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                             No             X

1Q21 Results th April 30 , 20211Q21 Results th April 30 , 2021

1Q21 Results 2 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.1Q21 Results 2 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

1Q21 Results 3

Positive results evolution and capital generation

/ NET ATTRIBUTABLE PROFIT
(€M CURRENT)


1,182
292
636
1,141
1,015
1,210
1Q19
1Q20[1]
2Q20
3Q20
4Q20[2]
1Q21

EPS (€)[3]	0.16	0.03	0.08	0.16	0.14	0.17

/ CET1 FULLY LOADED
(%)


13.55%
Mar-21
PRO-FORMA
AFTER US SALE AND
TARGETED 10% SHARE
BUYBACK[4]
+15 bps
10.84%
11.22%
11.52%
11.73%
11.88%
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21

(1) Excludes BBVA USA goodwill impairment (2,084 €M). (2) Excludes capital gain from the JV with Allianz (304 €M). (3) EPS reported under IAS 33 accounting standards rules: €-0.29 in 1Q20 including BBVA USA goodwill impairment and €0.18 in 4Q20 including impact from JV with Allianz. (4) Includes impact from US business sold to PNC and 10% potential share buyback. Any potential repurchase of shares would, at the earliest, take place after the expected close of the BBVA USA transaction. Any decision on a repurchase of ordinary shares would (i) require supervisor's approval and the lifting of the ECB recommendation on distributions to shareholders, and (ii) take into consideration share prices, among other factors. It has been calculated considering BBVA's share price of €4.49 as of 28 April 2021.

1Q21 Results 4 Delivering on our clear commitment to shareholder value creation TANGIBLE BOOK VALUE/ SHARE PROFITABILITY METRICS (€/ SHARE) (%) ROE 10.0 6.15 6.9 6.1 6.05 4.1 2.4 5.87 5.84 5.78 ROTE 11.0 7.8 6.9 4.6 2.8 1 2 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 (1) Excludes BBVA USA goodwill impairment (2,084 €M). (2) Excludes capital gain from the JV with Allianz (304 €M).1Q21 Results 4 Delivering on our clear commitment to shareholder value creation TANGIBLE BOOK VALUE/ SHARE PROFITABILITY METRICS (€/ SHARE) (%) ROE 10.0 6.15 6.9 6.1 6.05 4.1 2.4 5.87 5.84 5.78 ROTE 11.0 7.8 6.9 4.6 2.8 1 2 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 (1) Excludes BBVA USA goodwill impairment (2,084 €M). (2) Excludes capital gain from the JV with Allianz (304 €M).

1Q21 Results 5

1Q21 Top messages

1	**Positive core revenue** evolution, despite the challenging environment	**NII + FEE INCOME** (€ constant) +0.5% vs. 1Q20	
2	Strong cost control and leading **efficiency**	**OPERATING EXPENSES** (€ constant) +1.8% vs. 1Q20 4.7% average 12M footprint inflation[1]	**Efficiency Ratio** (%) 45% in 1Q21
3	Solid **risk indicators. Cost of Risk** evolution better than expected	**COST OF RISK** (YtD)[2] 1.17% vs. 1.55% in 12M20	
4	Strong **organic capital generation** and **significant capital buffer** after US sale and targeted share buyback	**CET1 FL** (bps) +15 bps vs. Dec-20	**CET1 FL PRO-FORMA** (%) 13.55% after US sale and 10% share buyback[3]
5	Outstanding progress implementing **our strategy**	**New customer acquisition through digital channels** [2] +64% vs. 1Q20	**Over-delivering on BBVA's 2025 Sustainability Pledge** €59bn 2018- 1Q21

Note: The results from US business sold to PNC are included in the "Discontinued Operations" P&L heading (see following slide). (1) Weighted by operating expenses and excluding USA and Venezuela. (2) Excludes the US business sold to PNC. (3) Includes impact from the US business sold to PNC and 10% potential share buyback. Any potential repurchase of shares would, at the earliest, take place after the expected close of the BBVA USA transaction. Any decision on a repurchase of ordinary shares would (i) require supervisor's approval and the lifting of the ECB recommendation on distributions to shareholders, and (ii) take into consideration share prices, among other factors. It has been calculated considering BBVA's share price of €4.49 as of 28 April 2021.

1Q21 Results 6

1Q21 Profit & Loss

BBVA Group (€m)	1Q21	Change 1Q21/1Q20 % constant	Change 1Q21/1Q20 % current	Change 1Q21/4Q20 % constant
Net Interest Income	**3,451**	**-2.3**	**-14.2**	**-4.4**
Net Fees and Commissions	1,133	10.0	0.8	6.7
Net Trading Income	581	16.1	6.8	205.9
Other Income & Expenses	-11	n.s.	n.s.	n.s.
Gross Income	**5,155**	**0.2**	**-10.8**	**9.4**
Operating Expenses	-2,304	1.8	-7.0	-0.5
Operating Income	**2,850**	**-1.0**	**-13.6**	**19.0**
Impairment on Financial Assets	-923	-52.4	-57.3	0.1
Provisions and Other Gains and Losses	-168	-47.3	-48.8	-24.0
Income Before Tax	**1,759**	**183.2**	**117.9**	**40.6**
Income Tax	-489	212.3	139.7	37.0
Non-controlling Interest	-237	85.8	37.8	71.6
Net Attributable Profit (ex corporate & discontinued operations)	**1,033**	**206.5**	**139.4**	**36.7**
Discontinued operations[1]	177	n.s.	n.s.	-70.1
Net Attributable Profit (reported)	**1,210**	**n.s.**	**n.s.**	**-10.2**

(1) Includes the results from US business sold to PNC.

1Q21 Results 7 Solid revenue growth in the quarter NET INTEREST INCOME NET FEES AND COMMISSIONS (€M CONSTANT) (€M CONSTANT) - 2.3% + 10.0% 3,614 3,609 Excellent 3,531 3,450 NII impacted by 3,451 evolution across interest rate the board environment, 1,133 1,062 1,030 1,027 918 mainly in Turkey 1Q20 2Q20 3Q20 4Q20 1Q21 1Q20 2Q20 3Q20 4Q20 1Q21 GROSS INCOME NET TRADING INCOME (€M CONSTANT) (€M CONSTANT) + 0.2% +9.4% 5,143 5,155 5,045 + 16.1% Positive NTI 4,749 Solid QoQ 4,710 performance revenue growth 581 mainly driven by 501 452 357 Global Markets 190 1Q20 2Q20 3Q20 4Q20 1Q21 1Q20 2Q20 3Q20 4Q20 1Q211Q21 Results 7 Solid revenue growth in the quarter NET INTEREST INCOME NET FEES AND COMMISSIONS (€M CONSTANT) (€M CONSTANT) - 2.3% + 10.0% 3,614 3,609 Excellent 3,531 3,450 NII impacted by 3,451 evolution across interest rate the board environment, 1,133 1,062 1,030 1,027 918 mainly in Turkey 1Q20 2Q20 3Q20 4Q20 1Q21 1Q20 2Q20 3Q20 4Q20 1Q21 GROSS INCOME NET TRADING INCOME (€M CONSTANT) (€M CONSTANT) + 0.2% +9.4% 5,143 5,155 5,045 + 16.1% Positive NTI 4,749 Solid QoQ 4,710 performance revenue growth 581 mainly driven by 501 452 357 Global Markets 190 1Q20 2Q20 3Q20 4Q20 1Q21 1Q20 2Q20 3Q20 4Q20 1Q21

1Q21 Results 8 Economic growth strengthening in 2021 REAL GDP GROWTH (YOY GROWTH; %) 1 MEXICO SPAIN BBVA FOOTPRINT 7.0 5.5 4.7 5.4 4.4 2.8 -6.6 -8.5 -10.8 2020 2021e 2022e 2020 2021e 2022e 2020 2021e 2022e TURKEY COLOMBIA PERU 10.0 5.5 4.8 4.8 5.0 4.5 1.8 -6.8 -11.1 2020 2021e 2022e 2020 2021e 2022e 2020 2021e 2022e Source: BBVA Research. (1) GDP weighted by each country contribution to BBVA's gross income excluding USA.1Q21 Results 8 Economic growth strengthening in 2021 REAL GDP GROWTH (YOY GROWTH; %) 1 MEXICO SPAIN BBVA FOOTPRINT 7.0 5.5 4.7 5.4 4.4 2.8 -6.6 -8.5 -10.8 2020 2021e 2022e 2020 2021e 2022e 2020 2021e 2022e TURKEY COLOMBIA PERU 10.0 5.5 4.8 4.8 5.0 4.5 1.8 -6.8 -11.1 2020 2021e 2022e 2020 2021e 2022e 2020 2021e 2022e Source: BBVA Research. (1) GDP weighted by each country contribution to BBVA's gross income excluding USA.

1Q21 Results 9 Retail new loan production volumes are picking up BBVA RETAIL NEW LOAN PRODUCTION MORTGAGES CONSUMER LOANS (BASE 100 = FEB.2020) BBVA GROUP SPAIN MEXICO 180% 180% 180% 160% 160% 160% 140% 140% 140% 120% 120% 120% 100% 100% 100% 80% 80% 80% 60% 60% 60% 40% 40% 40% 20% 20% 20% 0% 0% 0% Feb.20 Mar.20 Jun.20 Sep.20 Dec.20 Mar.21 Feb.20 Mar.20 Jun.20 Sep.20 Dec.20 Mar.21 Feb.20 Mar.20 Jun.20 Sep.20 Dec.20 Mar.21 TURKEY PERU PERU COLOMBIA 200% 180% 180% 180% 160% 160% 160% 140% 140% 140% 120% 120% 120% 100% 100% 100% 80% 80% 80% 60% 60% 60% 40% 40% 40% 20% 20% 20% 0% 0% 0% Feb.20 Mar.20 Jun.20 Sep.20 Dec.20 Mar.21 Feb.20 Mar.20 Jun.20 Sep.20 Dec.20 Mar.21 Feb.20 Mar.20 Jun.20 Sep.20 Dec.20 Mar.211Q21 Results 9 Retail new loan production volumes are picking up BBVA RETAIL NEW LOAN PRODUCTION MORTGAGES CONSUMER LOANS (BASE 100 = FEB.2020) BBVA GROUP SPAIN MEXICO 180% 180% 180% 160% 160% 160% 140% 140% 140% 120% 120% 120% 100% 100% 100% 80% 80% 80% 60% 60% 60% 40% 40% 40% 20% 20% 20% 0% 0% 0% Feb.20 Mar.20 Jun.20 Sep.20 Dec.20 Mar.21 Feb.20 Mar.20 Jun.20 Sep.20 Dec.20 Mar.21 Feb.20 Mar.20 Jun.20 Sep.20 Dec.20 Mar.21 TURKEY PERU PERU COLOMBIA 200% 180% 180% 180% 160% 160% 160% 140% 140% 140% 120% 120% 120% 100% 100% 100% 80% 80% 80% 60% 60% 60% 40% 40% 40% 20% 20% 20% 0% 0% 0% Feb.20 Mar.20 Jun.20 Sep.20 Dec.20 Mar.21 Feb.20 Mar.20 Jun.20 Sep.20 Dec.20 Mar.21 Feb.20 Mar.20 Jun.20 Sep.20 Dec.20 Mar.21

1Q21 Results 10

Stabilizing interest rates offer improving prospects for customer spreads

REFERENCE INTEREST RATES
(%)

BBVA CUSTOMER SPREADS
(%)

SPAIN
Most of the Euribor repricing has already happened

EURIBOR 12M


0.0
-0.2
-0.3
-0.5
-0.6
Average 1Q20


1.85
1.83
1.80
1.78
1.76
1.75

MEXICO
Cost of funding reduction to offset negative impact from yield contraction, improving lending mix going forward

TIIE 28D


8.0
7.0
6.0
5.0
4.0
3.0
Average 1Q20

MEXICAN PESO SPREAD


11.17
11.13
10.93
10.95
10.99
11.05

TURKEY
Cost of Deposits approaching maximum levels. TL spreads expected to improve throughout the year as loans are repriced

CBRT 1W REPO RATE


19.0
17.0
15.0
13.0
11.0
9.0
7.0
Average 1Q20
Jan-20
Mar-20
May-20
Jul-20
Sep-20
Nov-20
Jan-21
Mar-21

TURKISH LIRA SPREAD


4.77
4.20
2.79
2.16
2.72
2.76
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21

1Q21 Results 11 Solid risk indicators FINANCIAL ASSETS IMPAIRMENTS NPLs (€M CONSTANT) (€BN) +2.1% 1,939 1,403 15.6 15.5 15.6 15.0 15.3 923 922 788 1Q20 2Q20 3Q20 4Q20 1Q21 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 COST OF RISK NPL & COVERAGE RATIOS (%, YTD) (%) 2.54% 85% 83% 83% 82% 81% COVERAGE 2.07% 1.68% 1.55% 1.17% 4.3% NPL 4.2% 4.0% 4.1% 4.1% Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 NOTE: Excludes the US business sold to PNC. Cost of Risk evolution better than expected1Q21 Results 11 Solid risk indicators FINANCIAL ASSETS IMPAIRMENTS NPLs (€M CONSTANT) (€BN) +2.1% 1,939 1,403 15.6 15.5 15.6 15.0 15.3 923 922 788 1Q20 2Q20 3Q20 4Q20 1Q21 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 COST OF RISK NPL & COVERAGE RATIOS (%, YTD) (%) 2.54% 85% 83% 83% 82% 81% COVERAGE 2.07% 1.68% 1.55% 1.17% 4.3% NPL 4.2% 4.0% 4.1% 4.1% Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 NOTE: Excludes the US business sold to PNC. Cost of Risk evolution better than expected

1Q21 Results 12

Strong capital generation

/ CET1 FULLY-LOADED
(QUARTERLY EVOLUTION %, BPS)


+15bps
11.73%
34 bps
-17 bps
2 bps
-4 bps
11.88 %
Dec-20
Results
Dividend[1] Accrual & AT1 Coupons
RWAs[2] (in constant €)
Others[3]
Mar-21

/ LEVERAGE RATIO FL
(MAR-21 BBVA, DEC-20 EUROPEAN PEERS)


HIGH QUALITY CAPITAL
6.5%
5.5%
BBVA GROUP
European Peer group[4]

(1) 40% Payout accrued in 1Q21. We plan to recover our clear, predictable and sustainable dividend policy of 35%-40% payout, fully in cash, once regulatory restrictions are lifted, expected in Sep.2021. Subject to supervisors and shareholders approval. (2) Includes TRIM on Low Default Portfolios net of frontloading done in 2020 (-9bps). (3) Mainly includes: market related impacts (-13 bps) and impact from Paraguay sale (+6 bps). (4) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, Natwest, SAN, SG, UBS, UCG.

1Q21 Results 13

Ample strategic optionality focused on value creation

We will deploy our capital

In our markets through profitable growth and costs' reduction

Increasing shareholders distribution

Targeting a buyback[1]

10%

Ordinary shares after BBVA USA Sale

2021 Dividend Policy[2]

35-40% payout

- Cash
- 2 payments


/ CET1 FULLY-LOADED
(PRO-FORMA, %)
155 bps
excess capital over the upper end of our target range[3]
14.58%
13.55%
Pro-Forma post US sale
Pro-Forma post US sale and 10% targeted buyback

(1) 10% potential share buyback. Any potential repurchase of shares would, at the earliest, take place after the expected close of the BBVA USA transaction in mid 2021. Any decision on a repurchase of ordinary shares would (i) require supervisor's approval and the lifting of the ECB recommendation on distributions to shareholders, and (ii) take into consideration share prices, among other factors. Ratio Pro-forma calculated considering BBVA's share price of €4.49 as of 28 April 2021. (2) Plan to recover our clear, predictable and sustainable policy once regulatory restrictions are lifted, expected in Sep.2021. Subject to supervisors and shareholders approval. (3) Excess capital over 12%.

Significant EPS and TBV per share accretion potential

1Q21 Results 14 Levering digital capabilities to better serve our customers CUSTOMER TRANSACTIONS GROUP DIGITAL SALES 1 (MILLION TRANSACTIONS ; 1Q19-1Q21 CHANGE,%) (YTD UNITS, PERCENTAGE) DIGITAL CHANNELS BRANCHES 515 +121% BBVA GROUP 69% 320 65% 233 60% 104 95 78 -25% 51% SPAIN 46 +109% 29 22 10 8 5 Mar-18 Mar-19 Mar-20 Mar-21 -50% 1Q19 1Q20 1Q21 NOTE: Excludes the US business sold to PNC. (1) Includes monetary and non-monetary transactions related to servicing. It excludes sales of financial products and information inquiries. 1Q21 Results 14 Levering digital capabilities to better serve our customers CUSTOMER TRANSACTIONS GROUP DIGITAL SALES 1 (MILLION TRANSACTIONS ; 1Q19-1Q21 CHANGE,%) (YTD UNITS, PERCENTAGE) DIGITAL CHANNELS BRANCHES 515 +121% BBVA GROUP 69% 320 65% 233 60% 104 95 78 -25% 51% SPAIN 46 +109% 29 22 10 8 5 Mar-18 Mar-19 Mar-20 Mar-21 -50% 1Q19 1Q20 1Q21 NOTE: Excludes the US business sold to PNC. (1) Includes monetary and non-monetary transactions related to servicing. It excludes sales of financial products and information inquiries.

1Q21 Results 15

Customer growth through digital channels

All-time record in digital customer acquisition

NEW CUSTOMERS DIGITAL ACQUISITION[1]

(CUSTOMERS ACQUIRED THROUGH DIGITAL CHANNELS, THOUSANDS AND % OF TOTAL)


35%
23%
721
439
Digital Acquisition
+64%
1Q21 vs 1Q20
1Q20
1Q21

Customer acquisition through cutting-edge solutions

500,000 **Aqua cards** issued in less than 6 months[2]


BBVA
60,000€

Client has total control of his payments experience, integrating physical card and app

Security reinforced: no PAN[3], CVV[4] or expiration date. Dynamic CVV through the app

NOTE: Excludes the US business sold to PNC. (1) Gross customer acquisition through own channels for retail segment. (2) Sales through all channels, full digital experience for all clients. (3) Permanent Account Number. (4) Card Verification Value, also known as CSC (Card Security Code).

1 1Q2 Q21 1 R Re esu sul lt ts s 1 16 6 Helping our clients transition towards a more sustainable future: a massive business opportunity OVERDELIVERING ON BBVA’s 2025 PLEDGE €100BN 2025 COMMITMENT €8 Bn Mobilized in 1Q21 Commitment to €59 BN Net Zero emissions by 2050 1Q21 2018 2020 2025 #1EUROPEAN BANK #2 WORLD BANK1 1Q2 Q21 1 R Re esu sul lt ts s 1 16 6 Helping our clients transition towards a more sustainable future: a massive business opportunity OVERDELIVERING ON BBVA’s 2025 PLEDGE €100BN 2025 COMMITMENT €8 Bn Mobilized in 1Q21 Commitment to €59 BN Net Zero emissions by 2050 1Q21 2018 2020 2025 #1EUROPEAN BANK #2 WORLD BANK

Business AreasBusiness Areas

1Q21 Results 18

Spain

Profit & Loss (€m)	1Q21	Δ (%) vs 1Q20	Δ (%) vs 4Q20
Net Interest Income	**867**	**-1.3**	**-1.5**
Net Fees and Commissions	507	8.1	12.0
Net Trading Income	201	231.9	n.s.
Other Income & Expenses	71	-31.6	n.s.
Gross Income	**1,646**	**8.9**	**40.2**
Operating Expenses	-753	-3.5	-0.4
Operating Income	**893**	**22.2**	**113.7**
Impairment on Financial Assets	-185	-72.0	100.4
Provisions & other gains (losses)	-186	-30.0	71.8
Income Before Tax	**522**	**n.s.**	**140.1**
Income Tax	-140	n.s.	322.0
Net Attributable Profit	**381**	**n.s.**	**108.0**

ACTIVITY (MAR-21)



€Bn
163.5
YoY
-1.4%
Mortgages 69.6 -2.6%
Consumer + Credit Cards 13.9 +3.0%
Very small businesses 15.4 +11.6%
Other Commercial 18.4 +7.4%
Corporates + CIB 23.3 -6.0%
Public sector 13.8 -9.2%
Others 9.1 -7.8%
Lending[1]
€Bn
260.5
YoY
+6.4%
Demand Deposits 168.7 +6.4%
Time Deposits 27.3 -1.9%
Off-BS Funds 64.5 +10.1%
Cust. Funds

Note: Activity excludes repos. (1) Performing loans under management.

KEY RATIOS



CUSTOMER SPREAD (%)
1.98
1.83
1.77
Yield on loans
1.95
1.82
1.77
Customer spread
0.03
0.01
0.00
Cost of deposits
1Q20
4Q20
1Q21
ASSET QUALITY RATIOS (%)
66.1
66.8
66.4
Coverage
4.31
4.27
4.38
NPL ratio
1.54
0.67
0.45
CoR (YTD)
1Q20
4Q20
1Q21

- **Loans:** -1.4% YoY, mortgages deleveraging at a lower pace thanks to higher new loan production, while very small business and SMEs growth driven by State guaranteed loans in 2Q20.
- **Core revenue growth (+2.0% YoY)**, driven by fees (+8.1%).
- **High NTI**, thanks to Global Markets and fixed income portfolio sales.
- **Costs continue to go down** (-3.5%).
- **CoR improving trend continues (45bps)** in line with our expectations.

1Q21 Results 19

Mexico

Profit & Loss (€m constant)	1Q21	Δ Constant vs 1Q20 (%)	Δ Current vs 1Q20 (%)	Δ Constant vs 4Q20 (%)
Net Interest Income	**1,366**	**-1.8**	**-11.6**	**-0.8**
Net Fees and Commissions	282	5.8	-4.7	-5.4
Net Trading Income	69	-1.9	-11.7	-25.3
Other Income & Expenses	44	-34.2	-40.8	133.7
Gross Income	**1,761**	**-1.9**	**-11.7**	**-1.4**
Operating Expenses	-622	4.3	-6.1	3.9
Operating Income	**1,138**	**-5.0**	**-14.4**	**-4.2**
Impairment on Financial Assets	-458	-34.2	-40.8	8.3
Provisions & other gains (losses)	2	n.s.	n.s.	-88.2
Income Before Tax	**682**	**39.0**	**25.2**	**-12.6**
Income Tax	-189	22.0	9.9	-16.1
Net Attributable Profit	**493**	**46.9**	**32.3**	**-11.1**

ACTIVITY (MAR-21)

(€ CONSTANT)


YoY
€Bn
51.4
-6.5%
Mortgages
10.5
+7.8%
Consumer
7.4
-6.7%
Credit Cards
4.2
-3.9%
SMEs
3.0
-2.6%
Other Commercial
21.6
-16.2%
Public sector
4.6
+16.2%
Lending[1]
YoY
€Bn
79.6
+6.2%
Demand Deposits
46.2
+10.2%
Time Deposits
9.8
-6.9%
Off-BS Funds
23.5
+4.7%
Cust. Funds[1]

(1) Performing loans and Cust. Funds under management, excluding repos, according to local GAAP

KEY RATIOS

CUSTOMER SPREAD (%)


12.49
11.02
10.99
Yield on loans
10.33
9.89
9.97
Customer spread
2.16
1.13
1.02
Cost of deposits
1Q20
4Q20
1Q21

ASSET QUALITY RATIOS (%)


155.1
122.1
128.9
Coverage
3.33
2.28
2.96
NPL ratio
5.30
4.02
3.55
CoR (YtD)
1Q20
4Q20
1Q21

- **Loans:** growth in mortgages and public sector continues. Positive QoQ growth (+1.6%), both in retail and commercial. YoY comparison impacted by 1Q20 peak levels due to the drawdown of credit lines.
- **NII** evolution in line with expectations. Deposit mix and cost improvement continues resulting in customer spread increasing in the quarter.
- **Resilient Gross Income** in the current environment, supported by the good fees performance (+5.8% YoY).
- **Net Attributable Profit growth (+47% YoY) thanks to lower impairments,** with CoR at 355 and NPL ratio improving (-37bps QoQ), ahead of expectations, thanks to the good performance of retail portfolios.

1Q21 Results 20

Turkey

Profit & Loss (€m constant)	1Q21	Δ Constant vs 1Q20 (%)	Δ Current vs 1Q20 (%)	Δ Constant vs 4Q20 (%)
Net Interest Income	530	-14.6	-35.4	-14.9
Net Fees and Commissions	154	23.7	-6.5	21.4
Net Trading Income	126	148.5	87.9	324.9
Other Income & Expenses	24	47.8	11.8	411.5
Gross Income	834	2.8	-22.3	6.4
Operating Expenses	-265	13.1	-14.5	4.0
Operating Income	569	-1.4	-25.5	7.6
Impairment on Financial Assets	-123	-59.7	-69.5	-46.3
Provisions & other gains (losses)	35	n.s.	n.s.	n.s.
Income Before Tax	481	87.1	41.5	96.1
Income Tax	-94	58.7	20.0	16.2
Non-controlling Interest	-196	95.3	47.7	133.2
Net Attributable Profit	191	96.0	48.2	137.6

ACTIVITY (MAR-21)

(€ CONSTANT; BANK ONLY)



YoY[1]
FC
10.0
-12.5%
TL
35.1%
Commercial
10.5
43.3%
Retail
11.8
28.6%
Lending[2]
YoY[1]
FC
1.3%
Time
8.5
-27.8%
Demand
10.7
49.1%
TL
21.8%
Time
10.8
22.5%
Demand
4.1
20.1%
Deposits[2]

(1) FC evolution excluding FX impact.
(2) Performing loans and deposits under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)



5.30
4.71
4.63
FC
7.46
3.90
2.55
TL
1Q20
4Q20
1Q21

ASSET QUALITY RATIOS (%)



86.3
79.9
78.0
Coverage
6.74
6.58
6.88
NPL ratio
3.80
2.13
1.34
CoR (YtD)
1Q20
4Q20
1Q21

- **Loans:** significant TL loan growth (+35.1% YoY), driven by both commercial and retail.
- **NII** negatively impacted by the interest rate environment. TL customer spread compression due to interest rate increases from 2H20.
- **Gross income growth (2.8% YoY)** supported by excellent NTI and Commissions.
- **Sound asset quality.** CoR improves significantly to 134bps mainly due to the good recoveries in the wholesale segment, better than expected.

1Q21 Results 21

South America

Net Attributable Profit (M€ constantes)	1Q21	Δ Constant vs 1Q20 (%)	Δ Current vs 1Q20 (%)	Δ Constant vs 4Q20 (%)
Colombia	48	546.7	488.8	-22.9
Peru	28	10.5	-6.0	-12.4
Argentina	6	n.s.	-29.0	n.s.
Other [2]	22	2.5	-8.8	9.2
South America	104	117.7	48.6	-25.9

(1) Venezuela in current €m
(2) Other includes BBVA Forum, Venezuela, Paraguay, Uruguay and Bolivia.

ACTIVITY (MAR-21)

(€ CONSTANT)


YoY
€Bn
32.6
+9.6%
Colombia
11.4
+0.8%
Peru
15.3
+16.2%
Argentina
2.7
+33.3%
Other
3.2
-1.7%
Lending[1]
YoY
€Bn
49.4
+16.5%
Colombia
12.9
-0.2%
Peru
17.5
+23.9%
Argentina
6.0
+64.9%
Other
12.9
+11.0%
Cust. Funds

Note: Activity excludes repos. Total YoY variation excludes Paraguay. (1) Performing loans under management.

KEY RATIOS

CUSTOMER SPREAD (%)


6.36
6.66
6.51
6.20
5.09
5.05
22.80
14.42
15.48
1Q20
4Q20
1Q21

COST OF RISK (%)


4.01
2.64
2.29
2.43
2.13
1.68
2.62
3.24
2.23
1Q20
4Q20
1Q21

- **Colombia:** positive YoY loan growth driven by retail segments. Positive Jaws and lower impairments drive YoY growth of Net Attributable Profit.
- **Peru:** loan growth (+16.2% YoY) driven by government support programs, while retail loans improve QoQ supported by the reactivation of the economy. Positive jaws YoY thanks to our cost control efforts, and lower impairments drive Net Attributable Profit improvement.
- **Argentina:** positive Net Attributable Profit contribution to the Group (6m€) despite larger hyperinflation impact, thanks to good cost control and lower impairments.

1Q21 Results 22 1Q2021 in review Positive results and capital generation in the quarter Delivering on our clear commitment to shareholder value creation Ample strategic optionality focused on value creation Levering digital capabilities to better serve our customers and acquire new clients Helping our clients transition towards a more sustainable future. Commitment to Net Zero emissions by 20501Q21 Results 22 1Q2021 in review Positive results and capital generation in the quarter Delivering on our clear commitment to shareholder value creation Ample strategic optionality focused on value creation Levering digital capabilities to better serve our customers and acquire new clients Helping our clients transition towards a more sustainable future. Commitment to Net Zero emissions by 2050

Annex Net Attributable Profit ALCO Portfolio, NII Sensitivity 01 08 evolution and LCRs & NSFRs 02 Gross Income breakdown CET1 Sensitivity to market impacts 09 P&L Accounts by business unit RWAs by business area 03 10 04 Customer Spread by country Book Value of the main subsidiaries 11 Stages breakdown by business areas TBV Per share evolution 05 12 EAD to most vulnerable sectors Garanti BBVA: wholesale funding 06 13 in the current environment Outstanding loan deferrals & loans Digital sales breakdown 07 14 backed by State guaranteesAnnex Net Attributable Profit ALCO Portfolio, NII Sensitivity 01 08 evolution and LCRs & NSFRs 02 Gross Income breakdown CET1 Sensitivity to market impacts 09 P&L Accounts by business unit RWAs by business area 03 10 04 Customer Spread by country Book Value of the main subsidiaries 11 Stages breakdown by business areas TBV Per share evolution 05 12 EAD to most vulnerable sectors Garanti BBVA: wholesale funding 06 13 in the current environment Outstanding loan deferrals & loans Digital sales breakdown 07 14 backed by State guarantees

01 Net Attributable Profit evolution01 Net Attributable Profit evolution

1Q21 Results 25 Net Attributable Profit evolution €MN BUSINESSES +827€m 1,210 173 9 56 94 157 512 292 83 1Q20 FX Spain Mexico Turkey South America Rest of business Corp. Center 1Q21 Effect YoY (%) NM 46.9 96.0 117.7 13.6 (constant €) Note: excluding BBVA USA goodwill impairment (2,084 €M in 1Q20).1Q21 Results 25 Net Attributable Profit evolution €MN BUSINESSES +827€m 1,210 173 9 56 94 157 512 292 83 1Q20 FX Spain Mexico Turkey South America Rest of business Corp. Center 1Q21 Effect YoY (%) NM 46.9 96.0 117.7 13.6 (constant €) Note: excluding BBVA USA goodwill impairment (2,084 €M in 1Q20).

02 Gross Income breakdown02 Gross Income breakdown

1Q21 Results 27 Gross Income breakdown 1Q21 Spain 1,646€m Rest of business 32% 218 €m 4% South America 14% 714 €m 16% Turkey 834 €m 34% Mexico 1,761 €m Note: Figures exclude Corporate Center.1Q21 Results 27 Gross Income breakdown 1Q21 Spain 1,646€m Rest of business 32% 218 €m 4% South America 14% 714 €m 16% Turkey 834 €m 34% Mexico 1,761 €m Note: Figures exclude Corporate Center.

03 P&L Accounts by business unit Rest of business Corporate Center Argentina Colombia Peru03 P&L Accounts by business unit Rest of business Corporate Center Argentina Colombia Peru

1Q21 Results 29 Rest of Business – Profit & Loss Δ (%) Profit & Loss (€m) 1Q21 vs 1Q20 vs 4Q20 Net Interest Income 72 11.6 2.4 Net Fees and Commissions 73 -13.2 5.8 Net Trading Income 65 29.5 68.8 Other Income & Expenses 8 -30.2 -24.5 Gross Income 218 3.6 15.5 Operating Expenses -115 -7.9 -8.5 Operating Income 103 20.2 63.0 Impairment on Financial Assets 2 n.s. -88.0 Provisions & other gains (losses) -12 n.s. n.s. Income Before Tax 93 5.5 13.8 Income Tax -17 -12.7 8.2 Net Attributable Profit 75 10.8 15.21Q21 Results 29 Rest of Business – Profit & Loss Δ (%) Profit & Loss (€m) 1Q21 vs 1Q20 vs 4Q20 Net Interest Income 72 11.6 2.4 Net Fees and Commissions 73 -13.2 5.8 Net Trading Income 65 29.5 68.8 Other Income & Expenses 8 -30.2 -24.5 Gross Income 218 3.6 15.5 Operating Expenses -115 -7.9 -8.5 Operating Income 103 20.2 63.0 Impairment on Financial Assets 2 n.s. -88.0 Provisions & other gains (losses) -12 n.s. n.s. Income Before Tax 93 5.5 13.8 Income Tax -17 -12.7 8.2 Net Attributable Profit 75 10.8 15.2

1Q21 Results 30

Corporate Center – Profit & Loss

Profit & Loss (€m)	1Q21	Δ (%) vs 1Q20	Δ (%) vs 4Q20
Net Interest Income	**-44**	**-6.8**	**-9.7**
Net Fees and Commissions	-3	-66.2	-76.7
Net Trading Income	46	-77.7	n.s.
Other Income & Expenses	-18	-29.4	n.s.
Gross Income	**-18**	**n.s.**	**-80.9**
Operating Expenses	-212	0.6	-2.3
Operating Income	**-230**	**176.3**	**-26.3**
Impairment on Financial Assets	0	-98.0	n.s.
Provisions & other gains (losses)	9	n.s.	n.s.
Income Before Tax	**-221**	**105.0**	**-39.4**
Income Tax	11	-64.8	-88.5
Non-controlling interest	-1	132.9	n.s.
Net Attributable Profit (ex corporate & discontinued operations)	**-211**	**172.9**	**-22.0**
Discontinued operations[1]	177	n.s	n.s.
Net Attributable Profit (reported)	**-34**	**-98.5**	**n.s.**

Note: includes the results from BBVA USA business sold to PNC.

1Q21 Results 31 Argentina hyperinflation adjustment 1Q21 1Q21 Profit & Loss Hyperinflation adjustment (€m) (reported) Ex. Hyperinflation Net Interest Income 202 7 195 Net Fees and Commissions 31 1 30 Net Trading Income 26 1 25 Other Income & Expenses -121 -93 -28 Gross Income 138 -85 222 Operating Expenses -105 -7 -98 Operating Income 33 -91 124 Impairment on Financial Assets (net) -21 -1 -20 Provisions (net) and other gains (losses) -2 0 -2 Income Before Tax 11 -92 102 Income Tax -4 26 -30 Non Controlling Interest -1 22 -24 Net Attributable Profit 6 -43.5 49.01Q21 Results 31 Argentina hyperinflation adjustment 1Q21 1Q21 Profit & Loss Hyperinflation adjustment (€m) (reported) Ex. Hyperinflation Net Interest Income 202 7 195 Net Fees and Commissions 31 1 30 Net Trading Income 26 1 25 Other Income & Expenses -121 -93 -28 Gross Income 138 -85 222 Operating Expenses -105 -7 -98 Operating Income 33 -91 124 Impairment on Financial Assets (net) -21 -1 -20 Provisions (net) and other gains (losses) -2 0 -2 Income Before Tax 11 -92 102 Income Tax -4 26 -30 Non Controlling Interest -1 22 -24 Net Attributable Profit 6 -43.5 49.0

1Q21 Results 32 Colombia – Profit & Loss Δ (%) Profit & Loss (€m constant ) vs 1Q20 vs 4Q20 1Q21 Net Interest Income 201 5.3 1.7 Net Fees and Commissions 21 33.9 9.7 Net Trading Income 7 67.7 -55.8 Other Income & Expenses -4 248.3 110.1 Gross Income 225 7.3 -2.7 Operating Expenses -81 -2.5 -3.9 Operating Income 145 13.6 -2.1 Impairment on Financial Assets -68 -42.2 33.4 Provisions & other gains (losses) -7 227.2 n.s. Income Before Tax 69 891.4 -28.3 Income Tax -19 n.s. -39.7 Non-controlling interest -2 n.s. -22.9 Net Attributable Profit 48 546.7 -22.91Q21 Results 32 Colombia – Profit & Loss Δ (%) Profit & Loss (€m constant ) vs 1Q20 vs 4Q20 1Q21 Net Interest Income 201 5.3 1.7 Net Fees and Commissions 21 33.9 9.7 Net Trading Income 7 67.7 -55.8 Other Income & Expenses -4 248.3 110.1 Gross Income 225 7.3 -2.7 Operating Expenses -81 -2.5 -3.9 Operating Income 145 13.6 -2.1 Impairment on Financial Assets -68 -42.2 33.4 Provisions & other gains (losses) -7 227.2 n.s. Income Before Tax 69 891.4 -28.3 Income Tax -19 n.s. -39.7 Non-controlling interest -2 n.s. -22.9 Net Attributable Profit 48 546.7 -22.9

1Q21 Results 33 Peru – Profit & Loss Δ (%) Profit & Loss (€m constant ) 1Q21 vs 1Q20 vs 4Q20 Net Interest Income 182 -2.4 -1.1 Net Fees and Commissions 55 21.2 -1.5 Net Trading Income 34 7.3 -18.9 Other Income & Expenses -9 57.4 -8.5 Gross Income 262 1.7 -3.6 Operating Expenses -101 -1.1 -2.2 Operating Income 162 3.5 -4.5 Impairment on Financial Assets -66 -19.0 -9.0 Provisions & other gains (losses) -7 114.6 n.s. Income Before Tax 89 24.8 -9.6 Income Tax -27 72.6 -6.6 Non-controlling interest -33 11.4 -9.6 Net Attributable Profit 28 10.5 -12.41Q21 Results 33 Peru – Profit & Loss Δ (%) Profit & Loss (€m constant ) 1Q21 vs 1Q20 vs 4Q20 Net Interest Income 182 -2.4 -1.1 Net Fees and Commissions 55 21.2 -1.5 Net Trading Income 34 7.3 -18.9 Other Income & Expenses -9 57.4 -8.5 Gross Income 262 1.7 -3.6 Operating Expenses -101 -1.1 -2.2 Operating Income 162 3.5 -4.5 Impairment on Financial Assets -66 -19.0 -9.0 Provisions & other gains (losses) -7 114.6 n.s. Income Before Tax 89 24.8 -9.6 Income Tax -27 72.6 -6.6 Non-controlling interest -33 11.4 -9.6 Net Attributable Profit 28 10.5 -12.4

04 Customer spread by country04 Customer spread by country

1Q21 Results 35

Customer spreads: quarterly evolution

/ AVERAGE

4	1Q20	2Q20	3Q20	4Q20	1Q21
Spain	1.95%	1.92%	1.89%	1.82%	1.77%
Yield on Loans	1.98%	1.93%	1.89%	1.83%	1.77%
Cost of Deposits	-0.03%	-0.01%	-0.01%	-0.01%	0.00%
Mexico MXN	11.39%	9.89%	11.17%	11.08%	11.00%
Yield on Loans	13.86%	12.10%	12.82%	12.42%	12.20%
Cost of Deposits	-2.47%	-2.21%	-1.65%	-1.34%	-1.21%
Mexico FC[1]	3.80%	3.34%	2.98%	2.85%	2.99%
Yield on Loans	4.03%	3.48%	3.04%	2.90%	3.02%
Cost of Deposits	-0.23%	-0.14%	-0.06%	-0.05%	-0.03%

	1Q20	2Q20	3Q20	4Q20	1Q21
Turkey TL	7.46%	7.30%	6.05%	3.90%	2.55%
Yield on Loans	14.58%	13.22%	12.17%	12.88%	14.30%
Cost of Deposits	-7.12%	-5.93%	-6.12%	-8.98%	-11.75%
Turkey FC[1]	5.30%	4.94%	4.84%	4.71%	4.63%
Yield on Loans	6.22%	5.37%	5.04%	5.07%	5.02%
Cost of Deposits	-0.92%	-0.43%	-0.20%	-0.36%	-0.39%
Argentina	22.80%	19.32%	16.07%	14.42%	15.48%
Yield on Loans	31.99%	25.73%	24.79%	25.21%	27.29%
Cost of Deposits	-9.20%	-6.41%	-8.71%	-10.79%	-11.81%
Colombia	6.36%	6.42%	6.62%	6.66%	6.51%
Yield on Loans	10.42%	10.14%	9.78%	9.43%	9.08%
Cost of Deposits	-4.06%	-3.73%	-3.15%	-2.77%	-2.57%
Peru	6.20%	5.61%	5.31%	5.09%	5.05%
Yield on Loans	7.37%	6.57%	5.88%	5.51%	5.37%
Cost of Deposits	-1.16%	-0.96%	-0.57%	-0.43%	-0.33%

(1) Foreign currency

05 Stages breakdown by business areas05 Stages breakdown by business areas

1Q21 Results 37

Stages breakdown by business area

/ CREDIT RISK BREAKDOWN BY BUSINESS AREA
(MAR-21, € MN)

BBVA GROUP	Gross Exposure	Accumulated impairments
Stage 1	313,416	2,151
Stage 2	36,262	2,457
Stage 3	15,613	8,005

SPAIN	Gross Exposure	Accumulated impairments
Stage 1	167,715	802
Stage 2	17,706	806
Stage 3	8,495	4,032

MEXICO	Gross Exposure	Accumulated impairments
Stage 1	49,931	718
Stage 2	4,459	483
Stage 3	1,658	936

TURKEY	Gross Exposure	Accumulated impairments
Stage 1	38,998	264
Stage 2	6,089	591
Stage 3	3,332	1,745

SOUTH AMERICA	Gross Exposure	Accumulated impairments
Stage 1	31,434	329
Stage 2	5,628	503
Stage 3	1,792	1,123

COLOMBIA	Gross Exposure	Accumulated impairments
Stage 1	10,283	115
Stage 2	1,866	234
Stage 3	670	400

PERU	Gross Exposure	Accumulated impairments
Stage 1	15,613	145
Stage 2	3,138	205
Stage 3	953	611

ARGENTINA	Gross Exposure	Accumulated impairments
Stage 1	2,383	46
Stage 2	388	43
Stage 3	66	45

06 EAD to most vulnerable sectors in the current environment06 EAD to most vulnerable sectors in the current environment

1Q21 Results 39 Exposure at default to most vulnerable sectors in the current environment BREAKDOWN BY SECTORS (MAR-21) bn € 1 Leisure 9,22 Commercial Real Estate 7,02 Developer Real Estate 5,70 Retailers non food 4,83 Air transportation 0,94 Total EAD to the most vulnerable sectors 27,70 as a % of total EAD 7,67% Note: data exclude BBVA USA and rest of the Group's companies in the United States included in the sale agreement signed with PNC. (1) Includes Hotels, Restaurants, Travel Agencies and Gaming, among others1Q21 Results 39 Exposure at default to most vulnerable sectors in the current environment BREAKDOWN BY SECTORS (MAR-21) bn € 1 Leisure 9,22 Commercial Real Estate 7,02 Developer Real Estate 5,70 Retailers non food 4,83 Air transportation 0,94 Total EAD to the most vulnerable sectors 27,70 as a % of total EAD 7,67% Note: data exclude BBVA USA and rest of the Group's companies in the United States included in the sale agreement signed with PNC. (1) Includes Hotels, Restaurants, Travel Agencies and Gaming, among others

07 Outstanding loan deferrals & loans backed by State guarantees07 Outstanding loan deferrals & loans backed by State guarantees

1Q21 Results 41

Prudent deferrals' classification and proactive provisioning

As of Mar'21	TOTAL DEFERRALS GRANTED		o/w expired	Expired deferrals by stages as a % of total loans		
	€BN	% of total loans	%	Stage 1	Stage 2	Stage 3
Total Group (ex-USA)	**27.3**	**8.0%**	**80%**	**4.9%**	**2.4%**	**0.7%**
By segment						
Mortgages	11.2	11.9%	70%	5.9%	1.9%	0.6%
Consumer & credit cards	7.3	7.0%	92%	4.0%	1.8%	0.7%
SMEs & corporates	8.9	6.2%	83%	3.5%	1.4%	0.3%
By country						
Spain	6.2	3.0%	34%	0.6%	0.3%	0.1%
Mexico	10.9	20.4%	100%	15.4%	3.6%	1.4%
Turkey	3.6	9.2%	75%	3.2%	3.2%	0.4%
Peru	3.1	17.0%	91%	10.3%	3.9%	1.3%
Colombia	3.2	26.4%	94%	15.0%	7.5%	2.3%
Argentina	0.3	10.1%	100%	5.4%	4.0%	0.7%

Data according to EBA criteria, excluding loans that have been cancelled.

COVERAGE ABOVE PEERS

NPL COVERAGE RATIO (BBVA AS OF MAR-21, PEERS[1] AVERAGE AS OF DEC-20)

Group
81%
Vs 65% European peers avg

Spain
66%
Vs 57% Spanish peers avg

Turkey
78%
Vs 65% Turkish Private peers avg

(1) European peer group : BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, NatWest, SAN, SG, UBS. Spanish peer group: CABK exBPI, SAB exTSB, BKIA, SAN Spain. Turkish peer Group: AKBNK, ISCTR, YKBNK.

1Q21 Results 42 Outstanding loan deferrals OUTSTANDING DEFERRALS (MAR-21) €bn % of loans Total Group (ex-USA) 5.45 1.60% Spain 4.1 2.0% Mexico 0.0 0.0% Turkey 0.9 2.3% Peru 0.3 1.6% Colombia 0.2 1.6% Argentina 0.0 0.0% Note: data breakdown under EBA criteria.1Q21 Results 42 Outstanding loan deferrals OUTSTANDING DEFERRALS (MAR-21) €bn % of loans Total Group (ex-USA) 5.45 1.60% Spain 4.1 2.0% Mexico 0.0 0.0% Turkey 0.9 2.3% Peru 0.3 1.6% Colombia 0.2 1.6% Argentina 0.0 0.0% Note: data breakdown under EBA criteria.

1Q21 Results 43

Deferrals payment evolution better than expected

TOTAL LOAN DEFERRALS GRANTED
(2020-1Q21; %)


8.0%
OF TOTAL LOANS[1]


RETAIL
70%
WHOLESALE
30%


OUTSTANDING
12%
EXPIRED
88%

EXPIRED LOAN DEFERRALS PAYMENT BEHAVIOR
(2020-1Q21; %)


1% Charge-offs
11% Additional solutions
5% 2nd deferrals
9% In progress[2]
74% Resumed payments

2ND DEFERRALS BREAKDOWN
(MAR. 31, 2021; %)

More than half are related to mortgages


56%
MORTGAGES

TOTAL PORTFOLIO BY DAYS PAST DUE STATUS
(%)

Delinquency buckets show resiliency


0 days past due
97%
95%
1-30
1.0%
1.8%
30-90
0.8%
1.2%
+ 90
1.5%
1.5%
Mar - 21
Mar - 20

Note: data according to management information; includes loans that have been paid off. Excludes discontinued operations
(1) Data under EBA criteria as of March 31st, 2021 (2) Settlement or adhesion to a new financing solution or partial payments.

1Q21 Results 44

Government backed loans

(data in €bn)

	GROUP (ex USA)		SPAIN (2)		MEXICO		TURKEY (3)		ARGENTINA		COLOMBIA		PERU	
	Loans	Weight	Loans	Weight	Loans	Weight	Loans	Weight	Loans	Weight	Loans	Weight	Loans	Weight
Households	1.3	0.9%	1.0	1.1%	0.0	0.0%	0.0	0.0%	0.1	4.4%	0.0	0.3%	0.2	3.1%
Corporates & SMEs	15.3	10.6%	11.6	14.5%	0.0	0.0%	0.3	1.3%	0.0	1.9%	0.2	5.6%	3.2	31.4%
Other	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.1%	0.0	0.0%
Total Outstanding	**16.6 (1)**	**4.8%**	**12.7**	**6.1%**	**0.0**	**0.0%**	**0.3**	**0.7%**	**0.1**	**2.9%**	**0.2**	**1.6%**	**3.4**	**18.4%**
% guaranteed by the State	78%		74%		-		80%		99%		83%		91%	

Note 1 : data breakdown under EBA criteria as of March 31st.
(1) Excludes undrawn commitments.
(2) Includes mainly Spain, Rest of business and the NY branch. If we also consider undrawn credit lines, BBVA Spain has granted a total of 19.1 billion € ICO loans as of March 31st (of which 12.7 billion € is the outstanding drawn amount).
(3) Garanti bank-only.

08 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs08 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

1Q21 Results 46

ALCO portfolio

/ ALCO PORTFOLIO BREAKDOWN BY REGION
(€ BN)[1]


41.8
44.7
47.7
South America
Mexico
Turkey
Euro²
3.2
6.6
7.8
24.2
3.8
9.0
7.2
24.7
4.0
10.1
6.7
26.9
Mar-20
Dec-20
Mar-21

March 2021	Amort Cost (HTC) (€BN)	Fair Value (HTC&S) (€BN)	Fair Value (HTC&S) (duration)
South America	0.1	3.9	1.4 years
Mexico	2.5	7.6	3.6 years
Turkey	3.6	3.1	3.5 years
Euro	15.0	11.9	4.0 years
Spain	11.2	3.5	
Italy	3.7	3.4	
Rest	0.1	5.0	

(1) Excluding USA. (2) Figures excludes SAREB senior bonds (€4.5bn for Mar-20, Dec-20 and Mar-21) and High Quality Liquid Assets portfolios (€12.6bn as of Mar-20, €22.1bn as of Dec-20 and €23.0bn as of Mar-21).

/ EURO ALCO PORTFOLIO MATURITY PROFILE
(€ BN)


4.1
0.3
0.8
21.7
2021
2022
2023
>=2024

/ EURO ALCO YIELD
(MAR-21, %)

1.0%

/ HQLA[3] PORTFOLIO
(MAR-21, €)

23.0bn

(3) Note: HQLA – High Quality Liquid Assets

1Q21 Results 47

NII sensitivity to interest rates movements

/ ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS

(%)


NII SENSITIVITY TO +100 BPS
20%
15%
10%
5%
0%
Euro
Mexico


NII SENSITIVITY TO -100BPS
0%
-5%
-10%
-15%
-20%
Euro
Mexico

Note: NII sensitivities calculated as moving averages of the last 12 months' balance sheets as of Feb'21, using our dynamic internal model. Euro NII sensitivity to upward rates includes management levers regarding deposit cost and movements from demand deposits to time deposits. Euro NII sensitivity to downward rates according to the EBA's "parallel-down" shock scenario. Mexico NII sensitivity to upward and downward rates also include pricing management levers (for +100bps: MXN sensitivity +1.5% and USD sensitivity +1.2%).

1Q21 Results 48 Liquidity and funding ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR (MAR-21) 1 BBVA GROUP Euro Mexico Turkey S. America 2 LCR 186% 206% 162% All countries >100% 151% (193% ) NSFR 119% 139% 148% All countries >100% 127% (1) Includes USA (regulatory). (2) LCR of 151% does not consider the excess liquidity of the subsidiaries outside the Eurozone. If these liquid assets are considered the ratio would reach 193%. Both LCR and NSFR significantly above the 100% requirements at a Group level and in all banking subsidiaries1Q21 Results 48 Liquidity and funding ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR (MAR-21) 1 BBVA GROUP Euro Mexico Turkey S. America 2 LCR 186% 206% 162% All countries >100% 151% (193% ) NSFR 119% 139% 148% All countries >100% 127% (1) Includes USA (regulatory). (2) LCR of 151% does not consider the excess liquidity of the subsidiaries outside the Eurozone. If these liquid assets are considered the ratio would reach 193%. Both LCR and NSFR significantly above the 100% requirements at a Group level and in all banking subsidiaries

09 CET1 sensitivity to market impacts09 CET1 sensitivity to market impacts

1Q21 Results 50 1 CET1 Sensitivity to Market impacts TO A 10% DECLINE IN THE PRICE OF TELEFONICA SHARE PRICE (MAR-21) TO A 10% CURRENCY DEPRECIATION (MAR-21) - 2.5bps MXN -5bps TRY -2bps TO +100 BPS MOVEMENT IN THE SPANISH SOVEREIGN BOND USD +9bps (MAR-21) - 16bps st (1) CET1 sensitivity considering the FL capital ratio as of March 31s .1Q21 Results 50 1 CET1 Sensitivity to Market impacts TO A 10% DECLINE IN THE PRICE OF TELEFONICA SHARE PRICE (MAR-21) TO A 10% CURRENCY DEPRECIATION (MAR-21) - 2.5bps MXN -5bps TRY -2bps TO +100 BPS MOVEMENT IN THE SPANISH SOVEREIGN BOND USD +9bps (MAR-21) - 16bps st (1) CET1 sensitivity considering the FL capital ratio as of March 31s .

10 RWAs by business area10 RWAs by business area

1Q21 Results 52 Risk-Weighted Assets by business areas Fully-Loaded RWAs Breakdown by business area (€m) Mar-21 Dec-20 Mar-20 Spain 107,872 104,388 110,929 Turkey 53,252 53,021 59,163 Mexico 61,981 60,825 53,540 South America 38,948 39,804 44,876 Argentina 5,727 5,685 6,910 Chile 1,577 1,575 1,749 Colombia 12,609 13,096 13,100 Peru 16,676 15,845 19,278 Others 2,358 3,604 3,838 Rest of business 28,436 24,331 25,598 Corporate Center 63,945 70,252 74,732 BBVA Group 354,433 352,622 368,8391Q21 Results 52 Risk-Weighted Assets by business areas Fully-Loaded RWAs Breakdown by business area (€m) Mar-21 Dec-20 Mar-20 Spain 107,872 104,388 110,929 Turkey 53,252 53,021 59,163 Mexico 61,981 60,825 53,540 South America 38,948 39,804 44,876 Argentina 5,727 5,685 6,910 Chile 1,577 1,575 1,749 Colombia 12,609 13,096 13,100 Peru 16,676 15,845 19,278 Others 2,358 3,604 3,838 Rest of business 28,436 24,331 25,598 Corporate Center 63,945 70,252 74,732 BBVA Group 354,433 352,622 368,839

11 Book Value of the main subsidiaries11 Book Value of the main subsidiaries

1Q21 Results 54 1,2 Book Value of the main subsidiaries € BN, MAR-21 Mexico 11.6 Turkey 3.5 Colombia 1.3 Perú 1.0 Argentina 0.9 Chile 0.3 Venezuela 0.1 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associate to each subsidiary has been deducted from its Book Value. (2) Turkey includes the Garanti Group.1Q21 Results 54 1,2 Book Value of the main subsidiaries € BN, MAR-21 Mexico 11.6 Turkey 3.5 Colombia 1.3 Perú 1.0 Argentina 0.9 Chile 0.3 Venezuela 0.1 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associate to each subsidiary has been deducted from its Book Value. (2) Turkey includes the Garanti Group.

12 TBV per share evolution12 TBV per share evolution

1Q21 Results 56 Shareholders’ return: TBV per share evolution TBV PER SHARE (€ PER SHARE) +6.5% 6.15 6.05 5.87 5.84 5.78 Mar-20 Jun-20 Sep-20 Dec-20 Mar-211Q21 Results 56 Shareholders’ return: TBV per share evolution TBV PER SHARE (€ PER SHARE) +6.5% 6.15 6.05 5.87 5.84 5.78 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21

13 Garanti BBVA: wholesale funding13 Garanti BBVA: wholesale funding

1Q21 Results 58

Turkey – Liquidity & funding sources

- **Solid liquidity position:**
  - Total LTD ratio is at 95.8%, increasing by +2.3 p.p in 1Q21 driven by an increase in TRY LtD
  - Foreign currency loans decreased by USD 0.7 Bn to c. USD 11.9 Bn in 1Q21
  - Liquidity ratios above requirements: Liquidity Coverage Ratio (EBA) of 162% vs ≥100% required in 1Q21
- **Limited external wholesale funding needs:** USD 7.7 Bn

FC liquidity buffers

- Short Term Swaps
- Unencumbered FC securities
- FC Reserves under ROM[1]
- Money Market Placements

c. USD 11.9 Bn FC liquidity buffer

Note-1: All figures are Bank-only, as of March 2021.
Note-2: Total Liquidity Buffer (FC and TRY) is at c. USD 7.6 Bn

(1) ROM: Reserve Option Mechanism

External wholesale funding maturities[2]

(USD Bn)


Total 12M: USD 2.4bn
1.3
0.1
0.8
0.1
5.3
2Q21
3Q21
4Q21
1Q22
>1Q22
Covered Bond
Subdebt
Syndicated loans
Securitization
Senior
Other[3]

USD 7.7 Bn total maturities

(2) Includes TRY covered bonds and excludes on balance sheet IRS transactions

(3) Other includes mainly bilateral loans, secured finance and other ST funding

Ample liquidity buffers and limited wholesale funding maturities in 2021

14 Digital sales breakdown14 Digital sales breakdown

1Q21 Results 60 Outstanding trend in digital sales 1 (% OF TOTAL SALES YTD, # OF TRANSACTIONS AND PRV ) UNITS PRV GROUP SPAIN MEXICO 69.5 65.2 67.2 59.9 60.5 59.7 58.1 55.9 47.4 59.8 UNITS 52.4 46.6 48.2 48.2 48.2 43.0 40.5 PRV 39.5 Mar-19 Mar-20 Mar-21 Mar-19 Mar-20 Mar-21 Mar-19 Mar-20 Mar-21 COLOMBIA PERU TURKEY 89.2 86.9 85.4 82.9 79.4 79.0 58.3 52.7 40.1 53.5 50.0 45.1 45.2 33.1 30.1 29.2 26.3 24.0 Mar-19 Mar-20 Mar-21 Mar-19 Mar-20 Mar-21 Mar-19 Mar-20 Mar-21 Group exclude USA, Venezuela, Chile and Paraguay. (1) Product Relative Value as a proxy of lifetime economic representation of units sold.1Q21 Results 60 Outstanding trend in digital sales 1 (% OF TOTAL SALES YTD, # OF TRANSACTIONS AND PRV ) UNITS PRV GROUP SPAIN MEXICO 69.5 65.2 67.2 59.9 60.5 59.7 58.1 55.9 47.4 59.8 UNITS 52.4 46.6 48.2 48.2 48.2 43.0 40.5 PRV 39.5 Mar-19 Mar-20 Mar-21 Mar-19 Mar-20 Mar-21 Mar-19 Mar-20 Mar-21 COLOMBIA PERU TURKEY 89.2 86.9 85.4 82.9 79.4 79.0 58.3 52.7 40.1 53.5 50.0 45.1 45.2 33.1 30.1 29.2 26.3 24.0 Mar-19 Mar-20 Mar-21 Mar-19 Mar-20 Mar-21 Mar-19 Mar-20 Mar-21 Group exclude USA, Venezuela, Chile and Paraguay. (1) Product Relative Value as a proxy of lifetime economic representation of units sold.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: April 30, 2021
By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón

Title: Authorized representative